FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of May, 2013
Commission file number: 1-14872
SAPPI LIMITED
(Translation of registrant;s name into English)
48 Ameshoff Street
Braamfontein
Johannesburg 2001
REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F X
-------
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes No X
-------
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FORWARD-LOOKING STATEMENTS
In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform
Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on
Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”,
“should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to:
o
the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing);
o
the impact on the business of the global economic downturn;
o
unanticipated production disruptions (including as a result of planned or unexpected power outages);
o
changes in environmental, tax and other laws and regulations;
o
adverse changes in the markets for the Group’s products;
o
the emergence of new technologies and changes in consumer trends increase preferences for digital media;
o
consequences of the Group’s leverage, including as a result of adverse changes in credit markets that affect the Group’s ability to raise capital when needed;
o
adverse changes in the political situation and economy in the countries in which the Group operates or the effect of governmental efforts to address present or future economic or social problems;
o
the impact of restructurings, investments, acquisitions, dispositions and other strategic initiatives
(including related financing), any delays, unexpected costs or other problems experienced in connection with dispositions or with integrating acquisitions or implementing restructurings or strategic initiatives (including dissolving wood pulp conversion projects), and achieving expected savings and synergies; and
o
currency fluctuations.
These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on
Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

results
half-year ended
March 2013
Second Quarter
for
the

2nd quarter results
Sappi works closely with customers,
both direct and indirect, in over
100 countries to provide them with
relevant and sustainable paper,
paper-pulp and dissolving wood pulp
products and related services and
innovations.
Our market-leading range of paper
products includes: coated fine
papers used by printers, publishers
and corporate end-users in the
production of books, brochures,
magazines, catalogues, direct mail
and many other print applications;
casting release papers used by
suppliers to the fashion, textiles,
automobile and household industries;
and in our Southern African region,
newsprint, uncoated graphic and
business papers, premium-quality
packaging papers, paper-grade pulp
and dissolving wood pulp.
Our dissolving wood pulp products
are used worldwide by converters
to create viscose fibre, acetate tow,
pharmaceutical products as well as
a wide range of consumer products.
The pulp needed for our products
is either produced within Sappi or
bought from accredited suppliers.
Across the group, Sappi is close to
‘pulp neutral’, meaning that we sell
almost as much pulp as we buy.
Sales by source*
North America
Europe
Southern Africa
55%
22%
23%
Sales by product*
Coated paper
Uncoated paper
Speciality paper
Commodity paper
Dissolving wood pulp
Paper pulp
Other
65%
1%
3%
10%
8%
6%
7%
Sales by destination*
North America
Europe
Southern Africa
Asia and other
47%
17%
12%
24%
Net operating assets**
Sappi Fine Paper North America
Sappi Fine Paper Europe
Sappi Southern Africa
40%
22%
38%
Cover picture – Shutterstock
The bulk of our dissolving wood pulp production is used to make viscose staple fibre, a biodegradable, natural, organic product with breathability and moisture absorbency properties.
As the global population grows, particularly in Asia where most of our dissolving wood pulp production is currently exported, so too, will demand for comfortable clothing. We are a market leader in the VSF segment and are ideally positioned to take advantage of increased demand.
* for the period ended March 2013
** as at March 2013

sappi 2nd quarter results
·
Profit for the period US$7 million (Q2 2012 US$58 million)
·
EPS 1 US cent (Q2 2012 11 US cents)
·
Operating profit excluding special items US$40 million
(Q2 2012 US$125 million)
·
Net finance costs of US$40 million (Q2 2012 US$51 million)
·
Net debt US$2,152 million (Q2 2012 US$2,133 million)
Financial summary for the quarter
Quarter ended
Half-year ended
Mar 2013     Mar 2012    Dec 2012    Mar 2013     Mar 2012
Key figures: (US$ million)
Sales
1,503
1,633
1,475
2,978
3,218
Operating profit
78
120
70
148
227
Special items – (gains) losses
(1)
(38)
5
3
(35)
(2)
Operating profit excluding
special items
(2)
40
125
73
113
225
EBITDA excluding special items
(2)
128
217
162
290
411
Profit for the period
7
58
17
24
103
Basic earnings per share
(US cents)
1
11
3
5
20
Net debt
(3)
2,152
2,133
2,095
2,152
2,133
Key ratios: (%)
Operating profit to sales
5.2
7.4
4.8
5.0
7.1
Operating profit excluding
special items to sales
2.7
7.7
5.0
3.8
7.0
Operating profit excluding special
items to capital employed (ROCE)
4.4
13.4
8.2
6.4
12.2
EBITDA excluding special items
to sales
8.5
13.3
11.0
9.7
12.8
Return on average equity (ROE)
(4)
1.9
14.7
4.5
3.2
13.2
Net debt to total capitalisation
(4)
59.9
56.5
58.1
59.9
56.5
Net asset value per share
(US cents)
277
315
290
277
315
(1) Refer to page 15 for details on special items.
(2) Refer to page 15, note 8 to the group results for the reconciliation of EBITDA excluding special items and operating profit excluding special items to segment operating profit, and profit for the period.
(3) Refer to page 17, supplemental information for the reconciliation of net debt to interest-bearing borrowings.
(4) Refer to page 16, supplemental information for the definition of the term.

Commentary on the quarter
Market conditions for our graphic paper products remained challenging, particularly in Europe where we experienced further deterioration across all graphic paper grades. For our Specialised Cellulose and speciality paper businesses, conditions remained good.
The US$40 million operating profit excluding special items generated by the group was adversely impacted by the weak performance of the European business. Paper volumes and prices in this business were lower, whilst input costs were higher compared to the corresponding quarter last year. We were unable to fully implement the January price increases during the quarter.
The Southern African business performed reasonably well but was, as expected, negatively impacted by the planned extended shut at the Ngodwana Mill as a result of the conversion of the pulp mill to dissolving wood pulp, as well as the relatively weak local demand for paper products. Dissolving wood pulp sales volumes from the Saiccor Mill remain limited only by our production capacity. Rising NBSK pulp prices, to which our dissolving wood pulp sales are linked, and a weaker Rand exchange rate contributed to the strong performance of Saiccor.
The North American business continued its good performance with strong paper sales volumes offsetting both weaker paper sales prices and the decline in paper pulp sales as the Cloquet Mill prepares for the conversion of the pulp mill from paper pulp to dissolving wood pulp.
The second-quarter results were also impacted by major special items including a credit of US$96 million related to the revaluation of the Southern African plantations, and asset impairment charges of
US$47 million primarily in the Southern African paper and paper packaging business.
Net finance costs for the quarter of US$40 million are US$11 million below that of the equivalent quarter last year as a result of the refinancing of higher cost debt in the past year.
The two major dissolving wood pulp projects at Ngodwana and Cloquet Mills progressed according to plan during the quarter and remain on schedule to start up in our third quarter.
Cash flow and debt
Net cash utilised in the quarter was US$99 million, compared to net cash generation of US$91 million in the equivalent quarter last year. This cash utilisation was mainly as a result of lower profits from operations and capital expenditure, which increased to US$179 million during the quarter from the US$59 million in the equivalent quarter last year. This increased capital expenditure relates primarily to the strategic investments in expanding our dissolving wood pulp capacity.
Net debt of US$2,152 million increased as expected when compared to both the equivalent quarter last year (US$2,133 million) and the prior quarter (US$2,095 million), largely as a result of the increased capital expenditure during the quarter.
After the end of the quarter, a new South African bond of ZAR1.5 billion was raised in three tranches of
ZAR255 million (three year), ZAR500 million (five year) and ZAR745 million (seven year) at a blended interest rate of approximately 7.6% after swapping all the notes to a fixed rate. The proceeds of this bond will be used to repay a ZAR1 billion bond due in June 2013 and to partially fund the Ngodwana conversion project.
At quarter-end, liquidity remained strong with cash on hand of US$398 million and US$509 million available from the undrawn committed revolving credit facilities in Europe and South Africa.

sappi 2nd quarter results
Operating Review for the Quarter
Europe
Quarter
ended
Mar 2013
€ million
Quarter
ended
Dec 2012
€ million
Quarter
ended
Sept 2012
€ million
Quarter
ended
Jun 2012
€ million
Quarter
ended
Mar 2012
€ million
Sales
624
616 659 620
672
Operating (loss) profit
excluding special items
(1)
16 35 8
37
Operating (loss) profit
excluding special items to
sales (%)
(0.2)
2.6 5.3 1.3
5.5
EBITDA excluding special
items
34
54 73 47
73
EBITDA excluding special
items to sales (%)
5.4
8.8 11.1 7.6
10.9
RONOA pa (%)
(0.3)
4.6 9.8 2.2
10.2
The European business experienced very weak market conditions during the quarter and, despite the significant cost reductions implemented over the past year, the performance of the business was substantially weaker than a year ago.
In comparison to the equivalent quarter last year, the business experienced both lower sales volumes and lower prices for graphic papers. Compared to the prior quarter the business experienced the usual seasonal increase in graphic paper sales volumes, however average coated paper prices were 2 to 3%
lower.
Increased variable costs, particularly hardwood pulp, energy and delivery costs placed further pressure on margins, leading to an operating loss for the business.
The coated specialities business had another good quarter, with volumes and prices up both quarter-on-
quarter and year-on-year.

North America
Quarter
ended
Mar 2013
US$ million
Quarter
ended
Dec 2012
US$ million
Quarter
ended
Sept 2012
US$ million
Quarter
ended
Jun 2012
US$ million
Quarter
ended
Mar 2012
US$ million
Sales
341
346 377 360
349
Operating profit excluding
special items
21
18 42 18
24
Operating profit excluding
special items to sales (%)
6.2
5.2 11.1 5.0
6.9
EBITDA excluding special
items
42
37 63 38
43
EBITDA excluding special
items to sales (%)
12.3
10.7 16.7 10.6
12.3
RONOA pa (%)
8.9
7.9 18.2 7.7
10.4
The North American business achieved strong coated paper sales volumes, an increase of 6% over the equivalent quarter last year and 2% higher than the prior quarter; however, prices were lower in a competitive market.
The specialty paper business was down slightly compared to last year due to lower volume early in the quarter before a strong rebound in March. Performance was improved compared to the prior quarter as the market continues to recover, particularly in China.
Pulp sales volumes were wound down and inventory was built to supply the Cloquet paper machines ahead of the planned April shut to convert the Cloquet pulp mill to dissolving wood pulp. Dissolving wood pulp sales are scheduled to start in June 2013.
Variable costs were lower compared to both the prior quarter and the equivalent quarter last year, driven principally by improved operational efficiency as well as generally lower input prices.

sappi 2nd quarter results
Sappi Southern Africa
Quarter
ended
Mar 2013
ZAR million
Quarter
ended
Dec 2012
ZAR million
Quarter
ended
Sept 2012
ZAR million
Quarter
ended
Jun 2012
ZAR million
Quarter
ended
Mar 2012
ZAR million
Sales
3,020
2,870 3,152 3,159
3,113
Operating profit excluding
special items
180
270 276 255
409
Operating profit excluding
special items to sales (%)
6.0
9.4 8.8 8.1
13.1
EBITDA excluding special
items
359
452 473 426
604
EBITDA excluding special
items to sales (%)
11.9
15.7 15.0 13.5
19.4
RONOA pa (%)
4.8
7.8 8.2 7.6
12.2
The Southern African Specialised Cellulose business continued its strong performance in the quarter generating ZAR472 million in EBITDA excluding special items and an EBITDA excluding special items margin of 34%. Sales volumes for the quarter were 184kt, an improvement over the prior quarter and equal to the sales in the equivalent quarter last year. NBSK dollar pulp prices, to which our dissolving wood pulp prices are linked, have increased for the last six months, though remained on average lower in this quarter than in the equivalent quarter last year. The weaker Rand/Dollar exchange rate more than offset this weakness however, resulting in an improved performance compared to both the prior quarter and the equivalent quarter last year.
The domestic paper packaging market in South Africa was generally weak and increased export sales were only able to partially offset the local market conditions. The performance of the paper and paper packaging business was also negatively impacted by ZAR160 million due to the extended maintenance shut at the Ngodwana Mill as a result of the conversion project at that mill.
Variable costs were slightly up year-on-year, primarily due to increased purchased wood and pulp costs, both impacted by the weaker Rand/Dollar exchange rate.
Special items for the quarter included a plantation price fair value adjustment of ZAR863 million largely as a result of the revaluation of the softwood plantation assets that previously supplied the Ngodwana softwood pulp line. As a result of the conversion of the pulp mill to hardwood dissolving wood pulp, this softwood resource is now available to sell as saw logs which earn a price premium to pulp logs. Various assets at the Tugela and Stanger Mills were impaired and a charge of ZAR454 million was booked in the quarter. These charges relate to the ongoing optimisation process in the Southern African paper and paper packaging business.

Directorate
During the quarter we announced that following the retirement in December 2012 of Professor
Meyer Feldberg and in line with the Sappi board’s succession planning, Mr Robert (Bob) J DeKoch joined the board as an independent non-executive director as from 01 March 2013.
Outlook
Market conditions for our paper businesses, particularly in Europe are expected to be weaker than previously envisaged. Demand and pricing remain under pressure and input costs, particularly pulp, are likely to remain high. The announced January price increases for coated woodfree paper were only marginally successful, and further price increases were announced during the quarter for implementation in April. These increases, to date, have not been sufficient to restore margins given rising input costs. Despite the interventions and major cost reductions that have taken place, we expect the European business to only achieve a breakeven operating profit excluding special items for the full year.
This performance necessitates further action and we are evaluating a number of options that could result in capacity and cost reductions in our European business. Further measures are also being implemented in the Southern African business. The Specialised Cellulose and North American businesses continue to perform according to plan.
Notwithstanding the weak European performance, and the impact of the commissioning and start-
up of the two major dissolving wood pulp projects, we expect that the group will at worst breakeven at the net profit excluding special items level for the full year. We expect net debt to peak at approximately US$2.4 billion in the third quarter and thereafter to decrease to approximately
US$2.2 billion by the end of the financial year.
The Ngodwana and Cloquet Mills both successfully completed their major shuts relating to the
Specialised Cellulose expansion projects during March and April. Dissolving wood pulp production is expected to commence at both plants before the end of June, with paper pulp being produced for internal use in the interim.
Despite the generally tough market conditions and the once-off impact of our major transitionary projects on the current year performance, our actions and investments will position the group well for improved performance from 2014 onwards.
On behalf of the board
R J Boëttger S R Binnie
Director                                                    Director
09 May 2013

sappi 2nd quarter results
Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives.
The words “believe”, “anticipate”, “expect”, “intend”, “estimate”, “plan”, “assume”, “positioned”,
“will”, “may”, “should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to:
•
the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing);
• the impact on our business of the global economic downturn;
•     unanticipated production disruptions (including as a result of planned or unexpected power outages);
• changes in environmental, tax and other laws and regulations;
• adverse changes in the markets for our products;
•     the emergence of new technologies and changes in consumer trends including increased preferences for digital media;
•
consequences of our leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed;
•
adverse changes in the political situation and economy in the countries in which we operate or the effect of governmental efforts to address present or future economic or social problems;
•     the impact of restructurings, investments, acquisitions, dispositions and other strategic initiatives (including related financing), any delays, unexpected costs or other problems experienced in connection with dispositions or with integrating acquisitions or implementing restructuring or strategic initiatives (including our announced dissolving wood pulp conversion projects), and achieving expected savings and synergies; and
•     currency fluctuations.
We undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.
Forward-looking statements

Condensed group income statement
Note
Quarter
ended
Mar 2013
US$ million
Quarter
ended
Mar 2012
US$ million
Reviewed
Half-year
ended
Mar 2013
US$ million
Reviewed
Half-year
ended
Mar 2012
US$ million
Sales
1,503
1,633
2,978
3,218
Cost of sales
1,272
1,408
2,573
2,785
Gross profit
231
225
405
433
Selling, general and administrative
expenses
100
107
195
212
Other operating expenses (income)
55
(2)
65
(6)
Share of profit from associates and
joint ventures
(2)
–
(3)
–
Operating profit
2
78
120
148
227
Net finance costs
40
51
82
105
Net interest expense
41
53
82
109
Net foreign exchange gain
(1)
(1)
–
(2)
Net fair value gain on financial
instruments
–
(1)
–
(2)
Profit before taxation
38
69
66
122
Taxation
31
11
42
19
Current
–
6
3
5
Deferred
31
5
39
14
Profit for the period
7
58
24
103
Basic earnings per share
(US cents)
1
11
5
20
Weighted average number of
shares in issue (millions)
521.5
520.8
521.2
520.7
Diluted earnings per share
(US cents)
1
11
5
20
Weighted average number of
shares on fully diluted basis
(millions)
523.8
525.0
523.2
524.7
Condensed group statement of comprehensive income
Quarter
ended
Mar 2013
US$ million
Quarter
ended
Mar 2012
US$ million
Reviewed
Half-year
ended
Mar 2013
US$ million
Reviewed
Half-year
ended
Mar 2012
US$ million
Profit for the period
7
58
24
103
Other comprehensive (loss) income,
net of tax
(79)
64
(112)
53
Exchange differences on translation
of foreign operations
(84)
58
(108)
60
Movements in hedging reserves
4
5
(5)
(9)
Deferred tax effect of above items
1
1
1
2
Total comprehensive (loss) income
for the period
(72)
122
(88)
156

sappi 2nd quarter results
Condensed group balance sheet
Reviewed
Mar 2013
US$ million
Reviewed
Sept 2012
US$ million
ASSETS
Non-current assets
3,950
3,990
Property, plant and equipment
3,102
3,157
Plantations
607
555
Deferred taxation
118
154
Other non-current assets
123
124
Current assets
1,903
2,178
Inventories
785
726
Trade and other receivables
720
807
Cash and cash equivalents
398
645
Total assets
5,853
6,168
EQUITY AND LIABILITIES
Shareholders’ equity
Ordinary shareholders’ interest
1,443
1,525
Non-current liabilities
3,170
3,328
Interest-bearing borrowings
2,243
2,358
Deferred taxation
297
319
Other non-current liabilities
630
651
Current liabilities
1,240
1,315
Interest-bearing borrowings
300
261
Bank overdraft
7
5
Other current liabilities
919
1,023
Taxation payable
14
26
Total equity and liabilities
5,853
6,168
Number of shares in issue at balance sheet date (millions)
521.5
520.8

Condensed group statement of cash flows
Quarter
ended
Mar 2013
US$ million
Quarter
ended
Mar 2012
US$ million
Reviewed
Half-year
ended
Mar 2013
US$ million
Reviewed
Half-year
ended
Mar 2012
US$ million
Profit for the period
7
58
24
103
Adjustment for:
Depreciation, fellings and amortisation
104
112
210
225
Taxation
31
11
42
19
Net finance costs
40
51
82
105
Defined post-employment benefits paid
(17)
(12)
(32)
(23)
Plantation fair value adjustments
(115)
(15)
(141)
(39)
Impairments of assets
47
–
47
–
Net restructuring provisions
7
1
14
1
Other non-cash items
11
8
19
18
Cash generated from operations
115
214
265
409
Movement in working capital
(6)
(24)
(136)
(190)
Net finance costs paid
(28)
(37)
(87)
(101)
Taxation paid
(3)
(5)
(13)
(10)
Cash generated from operating
activities
78
148
29
108
Cash utilised in investing activities
(177)
(57)
(230)
(128)
Capital expenditure
(179)
(59)
(275)
(134)
Proceeds on disposal of
non-current assets
1
2
43
7
Other movements
1
–
2
(1)
Net cash (utilised) generated
(99)
91
(201)
(20)
Cash effects of financing activities
11
(57)
(35)
(174)
Net movement in cash and
cash equivalents
(88)
34
(236)
(194)
Condensed group statement of changes in equity
Reviewed
Half-year
ended
Mar 2013
US$ million
Reviewed
Half-year
ended
Mar 2012
US$ million
Balance – beginning of period
1,525
1,478
Total comprehensive (loss) income for the period
(88)
156
Transfers from the share purchase trust
3
2
Transfers of vested share options
(3)
(2)
Share-based payment reserve
6
8
Balance – end of period
1,443
1,642

sappi 2nd quarter results
Notes to the condensed group results
1.   Basis of preparation
The condensed consolidated interim financial statements are prepared in accordance with
International Accounting Standard 34 Interim Financial Reporting (IAS 34), the SAICA Financial
Reporting Guides as issued by the Accounting Practices Committee and the requirements of the
Companies Act of South Africa. The accounting policies applied in the preparation of these interim financial statements are consistent with those applied in the previous annual financial statements.
The preparation of this condensed consolidated interim financial information was supervised by the
Chief Financial Officer, S R Binnie CA(SA).
The interim results for the half-year ended March 2013 as set out on pages 8 to 15 have been reviewed in accordance with the International Standard on Review Engagements 2410 by the
group’s auditors, Deloitte & Touche. Their unmodified review report is available for inspection at the company’s registered office.
Quarter
ended
Mar 2013
US$ million
Quarter
ended
Mar 2012
US$ million
Reviewed
Half-year
ended
Mar 2013
US$ million
Reviewed
Half-year
ended
Mar 2012
US$ million
2.
Operating profit
Included in operating profit are the
following non-cash items:
Depreciation and amortisation
88
92
177
186
Fair value adjustment on plantations
(included in cost of sales)
Changes in volume
Fellings
16
20
33
39
Growth
(19)
(22)
(37)
(43)
(3)
(2)
(4)
(4)
Plantation price fair value adjustment
(96)
7
(104)
4
(99)
5
(108)
–
Included in other operating expenses
(income) are the following:
Impairments of assets
47
–
47
–
Profit on disposal of property, plant
and equipment
(1)
(4)
(1)
(9)
Net restructuring provisions
7
1
14
1
Black Economic Empowerment charge
1
1
2
2

Quarter
ended
Mar 2013
US$ million
Quarter
ended
Mar 2012
US$ million
Reviewed
Half-year
ended
Mar 2013
US$ million
Reviewed
Half-year
ended
Mar 2012
US$ million
3.
Headline earnings per share
Headline earnings per share (US cents)
7
10
10
18
Weighted average number of shares
in issue (millions)
521.5
520.8
521.2
520.7
Diluted headline earnings per share
(US cents)
7
10
10
18
Weighted average number of shares on
fully diluted basis (millions)
523.8
525.0
523.2
524.7
Calculation of headline earnings
Profit for the period
7
58
24
103
Impairments of assets
47
–
47
–
Profit on disposal of property, plant and
equipment
(1)
(4)
(1)
(9)
Tax effect of above items
(16)
–
(16)
–
Headline earnings
37
54
54
94
Reviewed
Mar 2013
US$ million
Reviewed
Sept 2012
US$ million
4.
Capital commitments
Contracted
194
267
Approved but not contracted
170
244
364
511
5.
Contingent liabilities
Guarantees and suretyships
38
31
Other contingent liabilities
15
10
53
41
6.   Material balance sheet movements
Since the 2012 financial year-end, the period end ZAR rate has weakened by approximately 11% to the US Dollar, the group’s presentation currency, resulting in a similar decrease on translation of the group’s ZAR functional currency assets and liabilities to US Dollar.
Property, plant and equipment
As a result of continuing difficult market conditions, Sappi Southern Africa (‘SSA’) impaired plant and equipment at its Tugela and Stanger Mills to the value of US$52 million (ZAR454 million). In addition, there was a recovery in Sappi Fine Paper Europe of US$9 million (€7 million) through the sale of certain assets that had previously been impaired as well as further asset impairments of US$4 million
(€3 million).
Deferred taxation assets
Deferred tax assets of US$24 million (€18 million) were reversed within the Sappi Fine Paper Europe region as they were no longer deemed recoverable.

sappi 2nd quarter results
Plantations
Due to the Ngodwana dissolving wood pulp conversion project and the closure of the Kraft
Continuous Digester at Tugela, a certain portion of SSA’s softwood plantations that were previously utilised in the paper pulp production will now be sold to the local saw log markets. Consequently,
SSA’s plantations were revalued resulting in a favourable price fair value adjustment of US$98 million
(ZAR863 million).
Inventories, trade and other receivables and other current liabilities
The group increased its inventory levels in anticipation of the dissolving wood pulp conversion projects. In additions, inventory increased as a result of lower than expected sales of commodity paper in SSA. The decrease in trade and other receivables and other current liabilities is due to seasonality and the receipt of US$42 million on the sale of the previously equity accounted 34%
shareholding in Jiangxi Chenming Paper Company.
Cash and cash equivalents and interest-bearing borrowings
Cash and cash equivalents decreased largely due to the capital expenditure outflows of
US$275 million which mostly relates to the dissolving wood pulp conversion projects. In addition, the remaining stub of the group’s senior secured notes due 2014 of US$42 million (€31 million) as well as the group’s private placement bonds in South Africa amounting to US$41 million (ZAR382 million)
were repaid. These outflows were partially offset by the issuance of commercial paper of
US$43  million (ZAR400 million) by SSA as well as a draw-down from the South African revolving credit facility of US$49 million (ZAR450 million), both of which were repaid in April 2013.
7.    Post balance sheet events
In April 2013, SSA placed a public bond offering of US$162 million (ZAR1.5 billion), the proceeds of which will be used to refinance the US$108 million (ZAR1.0 billion) public bond maturing in
June 2013 and to partially fund the Ngodwana conversion project. The bond was placed in tranches which comprised 3-year floating rate notes of US$28 million (ZAR255 million), 5-year floating rate notes of US$54 million (ZAR500 million) and 7-year fixed rate notes of US$81 million (ZAR745 million)
which were placed at spreads of 123 basis points and 150 basis points over the Johannesburg
Inter-bank Agreed Rate (‘JIBAR’) and at 183 basis points over the yield curve for the 7-year fixed rate notes. The floating rate notes were swapped into fixed rates of 6.74% and 7.46% respectively.
8.   Segment information
Quarter
ended
Mar 2013
Metric tons
(000’s)
Quarter
ended
Mar 2012
Metric tons
(000’s)
Half-year
ended
Mar 2013
Metric tons
(000’s)
Half-year
ended
Mar 2012
Metric tons
(000’s)
Sales volume
Sappi Fine Paper North America
332
341
666
680
Sappi Fine Paper Europe
882
919
1,731
1,768
Sappi Southern Africa – Pulp and paper
387
418
767
818
Forestry
295
295
579
536
Total
1,896
1,973
3,743
3,802

Quarter
ended
Mar 2013
US$ million
Quarter
ended
Mar 2012
US$ million
Reviewed
Half-year
ended
Mar 2013
US$ million
Reviewed
Half-year
ended
Mar 2012
US$ million
Sales
Sappi Fine Paper North America
341
349
687
701
Sappi Fine Paper Europe
824
883
1,623
1,729
Sappi Southern Africa – Pulp and paper
319
379
629
747
Forestry
19
22
39
41
Total
1,503
1,633
2,978
3,218
Operating profit (loss) excluding
special items
Sappi Fine Paper North America
21
24
39
34
Sappi Fine Paper Europe
(2)
49
19
78
Sappi Southern Africa
20
53
51
114
Unallocated and eliminations
(1)
1
(1)
4
(1)
Total
40
125
113
225
Special items – (gains) losses
Sappi Fine Paper North America
(5)
–
(3)
–
Sappi Fine Paper Europe
1
(4)
4
(9)
Sappi Southern Africa
(42)
9
(44)
7
Unallocated and eliminations
(1)
8
–
8
–
Total
(38)
5
(35)
(2)
Segment operating profit (loss)
Sappi Fine Paper North America
26
24
42
34
Sappi Fine Paper Europe
(3)
53
15
87
Sappi Southern Africa
62
44
95
107
Unallocated and eliminations
(1)
(7)
(1)
(4)
(1)
Total
78
120
148
227
EBITDA excluding special items
Sappi Fine Paper North America
42
43
79
72
Sappi Fine Paper Europe
45
96
115
177
Sappi Southern Africa
40
78
92
162
Unallocated and eliminations
(1)
1
–
4
–
Total
128
217
290
411
Segment assets
Sappi Fine Paper North America
980
946
980
946
Sappi Fine Paper Europe
1,750
1,901
1,750
1,901
Sappi Southern Africa
1,696
1,751
1,696
1,751
Unallocated and eliminations
(1)
(22)
52
(22)
52
Total
4,404
4,650
4,404
4,650
(1) Includes the group’s treasury operations and the self-insurance captive.

sappi 2nd quarter results
Reconciliation of EBITDA excluding special items and operating profit excluding special items to segment operating profit and profit for the period
Special items cover those items which management believe are material by nature or amount to the operating results and require separate disclosure.
Quarter
ended
Mar 2013
US$ million
Quarter
ended
Mar 2012
US$ million
Reviewed
Half-year
ended
Mar 2013
US$ million
Reviewed
Half-year
ended
Mar 2012
US$ million
EBITDA excluding special items
128
217
290
411
Depreciation and amortisation
(88)
(92)
(177)
(186)
Operating profit excluding special
items
40
125
113
225
Special items – gains (losses)
38
(5)
35
2
Plantation price fair value adjustment
96
(7)
104
(4)
Net restructuring provisions
(7)
(1)
(14)
(1)
Profit on disposal of property, plant
and equipment
1
4
1
9
Impairments of assets
(47)
–
(47)
–
Black Economic Empowerment charge
(1)
(1)
(2)
(2)
Fire, flood, storm and related events
(4)
–
(7)
–
Segment operating profit
78
120
148
227
Net finance costs
(40)
(51)
(82)
(105)
Profit before taxation
38
69
66
122
Taxation
(31)
(11)
(42)
(19)
Profit for the period
7
58
24
103
Reconciliation of segment assets
to total assets
Segment assets
4,404
4,650
4,404
4,650
Deferred taxation
118
45
118
45
Cash and cash equivalents
398
453
398
453
Other current liabilities
919
984
919
984
Taxation payable
14
15
14
15
Total assets
5,853
6,147
5,853
6,147

Supplemental information (this information has not been audited or reviewed)
General definitions
Average – averages are calculated as the sum of the opening and closing balances for the relevant period divided by two
Black Economic Empowerment – as envisaged in the Black Economic Empowerment (BEE) legislation in South Africa
Black Economic Empowerment charge – represents the IFRS 2 non-cash charge associated with the
BEE transaction implemented in fiscal 2010
Fellings – the amount charged against the income statement representing the standing value of the plantations harvested
NBSK – Northern Bleached Softwood Kraft pulp. One of the main varieties of market pulp, produced from coniferous trees (ie spruce, pine) in Scandinavia, Canada and northern USA. The price of NBSK is a benchmark widely used in the pulp and paper industry for comparative purposes
SG&A – selling, general and administrative expenses
Non-GAAP measures
The group believes that it is useful to report certain non-GAAP measures for the following reasons:
–   these measures are used by the group for internal performance analysis;
–   the presentation by the group’s reported business segments of these measures facilitates comparability with other companies in our industry, although the group’s measures may not be comparable with similarly titled profit measurements reported by other companies; and
–   it is useful in connection with discussion with the investment analyst community and debt rating agencies
These non-GAAP measures should not be considered in isolation or construed as a substitute for GAAP measures in accordance with IFRS
Capital employed – shareholders’ equity plus net debt
EBITDA excluding special items – earnings before interest (net finance costs), taxation, depreciation, amortisation and special items
Headline earnings – as defined in circular 3/2012 issued by the South African Institute of Chartered
Accountants, separates from earnings all separately identifiable re-measurements. It is not necessarily a measure of sustainable earnings. It is a Listings Requirement of the JSE Limited to disclose headline earnings per share
Net assets – total assets less total liabilities
Net asset value per share – net assets divided by the number of shares in issue at balance sheet date
Net debt – current and non-current interest-bearing borrowings, and bank overdraft (net of cash, cash equivalents and short-term deposits)
Net debt to total capitalisation – net debt divided by capital employed
Net operating assets – total assets (excluding deferred taxation and cash) less current liabilities
(excluding interest-bearing borrowings and overdraft). Net operating assets equate to segment assets
ROCE – annualised return on average capital employed. Operating profit excluding special items divided by average capital employed
ROE – annualised return on average equity. Profit for the period divided by average shareholders’ equity
RONOA – return on average net operating assets. Operating profit excluding special items divided by average segment assets
Special items – special items cover those items which management believe are material by nature or amount to the operating results and require separate disclosure. Such items would generally include profit or loss on disposal of property, investments and businesses, asset impairments, restructuring charges, non-recurring integration costs related to acquisitions, financial impacts of natural disasters, non-cash gains or losses on the price fair value adjustment of plantations and alternative fuel tax credits receivable in cash
The above financial measures are presented to assist our shareholders and the investment community in interpreting our financial results. These financial measures are regularly used and compared between companies in our industry.

sappi 2nd quarter results
Supplemental information (this information has not been audited or reviewed)
Summary rand convenience translation
Quarter
ended
Mar 2013
Quarter
ended
Mar 2012
Half-year
ended
Mar 2013
Half-year
ended
Mar 2012
Key figures: (ZAR million)
Sales
13,429
12,658
26,258
25,498
Operating profit
697
930
1,305
1,799
Special items – (gains) losses
(1)
(340)
39
(309)
(16)
Operating profit excluding special items
(1)
357
969
996
1,783
EBITDA excluding special items
(1)
1,144
1,682
2,557
3,257
Profit for the period
63
450
212
816
Basic earnings per share (SA cents)
12
85
41
158
Net debt
(1)
19,877
16,365
19,877
16,365
Key ratios: (%)
Operating profit to sales
5.2
7.3
5.0
7.1
Operating profit excluding special items
to sales
2.7
7.7
3.8
7.0
Operating profit excluding special items
to capital employed (ROCE)
(1)
4.5
13.2
6.4
12.3
EBITDA excluding special items to sales
8.5
13.3
9.7
12.8
Return on average equity (ROE)
1.9
14.5
3.3
13.3
Net debt to total capitalisation
(1)
59.9
56.5
59.9
56.5
(1) Refer to page 16, supplemental information for the definition of the term.
The above financial results have been translated into Rands from US Dollars as follows:
– assets and liabilities at rates of exchange ruling at period end; and
– income, expenditure and cash flow items at average exchange rates.
Reconciliation of net debt to interest-bearing borrowings
Mar 2013
US$ million
Sept 2012
US$ million
Interest-bearing borrowings
2,550
2,624
Non-current interest-bearing borrowings
2,243
2,358
Current interest-bearing borrowings
300
261
Bank overdraft
7
5
Cash and cash equivalents
(398)
(645)
Net debt
2,152
1,979
Exchange rates
Mar
2013
Dec
2012
Sept
2012
Jun
2012
Mar
2012
Exchange rates:
Period end rate: US$1 = ZAR
9.2363
8.4851 8.3096 8.1650 7.6725
Average rate for the Quarter: US$1 = ZAR
8.9349
8.6975 8.2567 8.1229 7.7511
Average rate for the YTD: US$1 = ZAR
8.8173
8.6975 8.0531 7.9885 7.9237
Period end rate: €1 = US$
1.2821
1.3217 1.2859 1.2660 1.3344
Average rate for the Quarter: €1 = US$
1.3206
1.2970 1.2514 1.2838 1.3116
Average rate for the YTD: €1 = US$
1.3088
1.2970 1.2988 1.3145 1.3299

Sappi ordinary shares (JSE:SAP)
US Dollar share price conversion
ZAR
0
10
20
30
40
50
30
Jun
09
31
Mar
09
31
Mar
10
30
Sep
09
31
Dec
09
30
Jun
10
31
Dec
10
30
Sep
10
31
Mar
11
31
Mar
12
31
Dec
11
30
Jun
12
30
Sep
12
31
Dec
12
19
Apr
13
30
Jun
11
30
Sep
11
31
Mar
13
0
1
2
3
4
5
6
USD
30
Jun
09
31
Mar
09
31
Mar
10
30
Sep
09
31
Dec
09
30
Jun
10
31
Dec
10
30
Sep
10
31
Mar
11
31
Mar
12
31
Dec
11
30
Jun
12
30
Sep
12
31
Dec
12
19
Apr
13
30
Jun
11
30
Sep
11

Mar
13

Sappi has a primary listing on the JSE Limited and a secondary listing on the New York Stock Exchange
(Registration number 1936/008963/06)
Issuer Code: SAVVI
JSE Code: SAP
NYSE Code: SPP
ISIN: ZAE000006284
South Africa:
United States:
Computershare Investor
ADR Depositary:
Services (Proprietary) Limited The Bank of New York Mellon
70 Marshall Street Investor Relations
Johannesburg 2001 PO Box 11258
PO Box 61051 Church Street Station
Marshalltown 2107 New York, NY 10286-1258
Tel +27 (0)11 370 5000 Tel +1 610 382 7836
www.sappi.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 09, 2013
SAPPI LIMITED,
By:           /s/ S.R Binnie
Name:     S.R Binnie
Title:       Chief Financial Officer